                                  Rule 424(b)(3) and (c)
                                  File No. 333-76703

ONELINK COMMUNICATIONS, INC.
PROSPECTUS SUPPLEMENT #2 TO THE PROSPECTUS
DATED MAY 12, 1999

    On November 10, 1999, OneLink Communications, Inc. announced the results for its third quarter, which ended on September 30, 1999.

THIRD QUARTER /YEAR-TO-DATE HIGHLIGHTS:

  •
  TeleSmart data processing revenues increased 206% for the third quarter of 1999 compared to the third quarter of 1998 and increased 287% year-to-date compared to the same time period in 1998.

  •
  TeleSmart gross margin percentage increased 19 points year-to-date over the same period in 1998.

  •
  Overall revenues from continuing operations increased 23% for the third quarter of 1999 compared to the third quarter of 1998 and increased 28% year-to-date compared to the same period a year ago.

  •
  Gross profit increased 90% for the third quarter of 1999 compared to the third quarter of 1998 and increased 73% year-to-date compared to the same time period in 1998.

  •
  Net loss from continuing operations decreased 17% for the third quarter of 1999 compared to the third quarter of 1998 and decreased 18% year-to-date compared to the same period in 1998.

THIRD QUARTER RESULTS:

    We reported revenues from continuing operations for the three months ended September 30, 1999 of $501,302 compared to $408,508 for the three months ended September 30, 1998, an increase of $92,794 or 23%. Gross profits from continuing operations for the third quarter of 1999 increased to $261,765 or 90% in comparison to $137,756 for the third quarter of 1998. Net loss from continuing operations for the third quarter was $222,410 compared to $269,525 for the third quarter 1998.

YEAR-TO-DATE RESULTS:

    For the nine months ended September 30, 1999, we reported revenues from continuing operations of $1,387,964 compared to $1,085,129 for the same period in 1998, an increase of 28%. Gross profits from continuing operations increased for the nine months ended September 30, 1999 to $630,497 from $365,277 for the same period in 1998. The Company's net loss from continuing operations decreased 18% to $756,598 for the nine months ended September 30, 1999 compared to $917,262 for the same period in 1998.

OneLink Communications, Inc.
Condensed Statements of Operations
(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	1999	1998	1999	1998
Sales from Continuing Operations	$501,302	$408,508	$1,387,964	$1,085,129
Gross Profit from Continuing Operations	261,765	137,756	630,497	365,277
Operating Expenses from Continuing Operations	496,251	413,236	1,417,660	1,284,166
Operating Loss from Continuing Operations	(234,486)	(275,480)	(787,163)	(918,889)
Net Loss from Continuing Operations	(222,410)	(269,525)	(756,598)	(917,262)
Income from Discontinued Operations	0	52,762	0	110,444
Net Gain on disposal of Discontinued Assets	0	28,299	0	28,227
Net Loss	(222,410)	(188,464)	(756,598)	(778,591)
Net Loss per share from Continuing Operations (Basic and diluted)	$(.03)	$(.05)	$(.12)	$(.18)
Net Loss per share (Basic and diluted)	$(.03)	$(.04)	$(.12)	$(.16)
Weighted Average Shares Outstanding (Basic and diluted)	7,039,288	4,995,607	6,434,585	4,993,600

    On July 29, 1999, OneLink Communications, Inc. announced its second quarter results.

Second Quarter/Year-to-Date Highlights:

  •
  Gross profit increased 25%, compared to the second quarter of 1998 and increased 62% year-to-date, compared to the first six months of 1998.

  •
  TeleSmart-TM- data processing revenues increased 225%, compared to the second quarter of 1998 and increased 362% year-to-date, compared to first half of 1998.

  •
  TeleSmart gross margin percentage increased 22% year-to-date over the same period of 1998.

  •
  Net loss from continuing operations for the second quarter was consistent with the prior year period while year-to-date losses decreased 18% over the same period in 1998.

FINANCIAL DETAIL

    OneLink reported revenues from continuing operations for the three months ended June 30, 1999 of $409,117 compared to $399,454 for the three months ended June 30, 1998, an increase of $9,663 or 2%. However, year to date revenues have increased by 31%, with revenues for the six months ended June 30, 1999 of $886,661 compared to $676,622 for the same period in 1998. The increase is a result of the growth of service bureau revenues for TeleSmart Data Services.

    Gross profits from continuing operations for the second quarter of 1999 increased to $176,033 or 25% in comparison to $140,592 for the second quarter of 1998. For the six months ended June 30, 1999, gross profit was $368,732 compared to $227,522 for the same period in 1998, an increase of 31%. These improvements came as a result of the continued strong gross margins driven by the TeleSmart service bureau business.

    Net loss from continuing operations for the second quarter was $281,207 compared to $285,017 for the second quarter 1998. The Company's net loss from continuing operations decreased 18% to $534,190 for the six months ended June 30, 1999 compared to $647,737 for the same period in 1998.

OneLink Communications, Inc.
Condensed Statements of Operations
(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	1999	1998	1999	1998
Sales from Continuing Operations	$409,117	$399,454	$886,661	$676,622
Gross Profit from Continuing Operations	176,033	140,592	368,732	227,522
Operating Expenses from Continuing Operations	471,491	431,614	921,410	870,931
Operating Loss from Continuing Operations	(295,458)	(291,022)	(552,678)	(643,409)
Net Loss from Continuing Operations	(281,207)	(285,017)	(534,190)	(647,737)
Income (Loss) from Discontinued Operations	0	36,990	0	57,682
Net Gain (Loss) on disposal of Discontinued Assets	0	(883)	0	(72)
Net Loss	(281,207)	(248,910)	(534,190)	(590,127)
Net Loss per share from Continuing Operations (Basic and Diluted)	$(.04)	$(.06)	$(.09)	$(.13)
Net Loss per share (Basic and Diluted	$(.04)	$(.05)	$(.09)	$(.12)
Weighted Average Shares Outstanding (Basic and Diluted)	6,932,947	4,993,454	5,919,334	4,992,580

THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 14, 1999